
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 22, 2014

<u>Via E-Mail</u>
Michelle Mercier
President and Chief Executive Officer
Umax Group Corp.
3923 West 6th Street, Ste. 312
Los Angeles, California 90020

> **Re:** **Umax Group Corp.**
> **Item 4.01 Form 8-K**
> **Filed November 22, 2013**
> **File No. 333-174334**

Dear Ms. Mercier:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief